UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated May 7, 2015.	1
2.	Relevant Event, dated May 7, 2015.	10

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version will prevail.

Grifols’ net profit up by +6.2% to

128.5 million euros and sales

grow by +13.8% in the first

quarter of 2015

•            Income grows by +13.8% (+1.1% constant currency (cc)(1)) to Euros 908.4 million, driven by sales of alpha-1 antitrypsin, one of the main plasma proteins (Bioscience division) and by NAT technology diagnostic solutions (Diagnostic division)

•            The company consolidates its geographical expansion: sales in regions other than the United States and Canada and the European Union (Rest of the World — R.O.W.) up by +17.8% (+6.9% cc)

•            EBITDA grows +3.6% reaching Euros 280 million

•            EBITDA margin at 30.8% of income, despite the significant investment in R&D that increased by +34.4% to Euros 50.9 million. Additional R&D investments of Euros 8 million were made through investees during this quarter

•            EBIT grows 5.6% to Euros 236.4 million

•            Net financial debt of Euros 3,981 million, a ratio of 3.7 times EBITDA (3.3x cc) including cash of Euros 800 million. Additionally, Euros 400 million of undrawn facilities are available

•            Grifols strengthens its R&D portfolio with the acquisition of 47.58% of the capital of Alkahest

Barcelona, May 7, 2015: The turnover of Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) increased by +13.8% to Euros 908.4 million in the first quarter of the year, compared to Euros 798.0 million generated in the same period of 2014. Currency movements, in particular of the US dollar, had a favorable effect on the reported income, that excluding exchange rate effects rose by +1.1%.

(1)  Constant currency (cc) excludes exchange rate variations

The underlying trend of the Bioscience and Diagnostic divisions continues to be strong. Together they account for over 90% of Grifols’ revenue, recording growth of +13.3% (0.0% cc) and +17.7% (+6.0% cc), respectively. Geographic expansion continues to be one of the principal pillars of growth, and recurring sales increased in all regions: United States and Canada (+17%; +0.2% cc), European Union (+1.1%; -0.7% cc) and rest of the world — R.O.W. (+17.8%; +6.9% cc).

Improving margins and productivity continues to be a priority for Grifols. The strategy focuses on optimizing the costs of raw materials and increasing the flexibility of manufacturing processes.

The company continues its policy of optimizing overheads, while increasing marketing and sales programs due to higher levels of commercial activity.

Grifols focuses its strategy of increasing industrial capacity and plasma collection capabilities, planning its investments and infrastructures in order to ensure enough industrial capacity to cover additional demand of hemoderivatives.

It has also continued to promote investment in R&D, as in 2014. R&D investment rose by +34.4% to Euros 50.9 million during the quarter, representing 5.6% of total income. The AMBAR study (Alzheimer Management By Albumin Replacement) is among the current projects advancing.

EBITDA margin of 30.8% of income, remained at levels similar to 2014. In absolute terms, EBITDA rose by +3.6% to Euros 280.0 million. EBIT increased +5.6% totaling Euros 236.4 million, or 26.0% over revenues. Net profit attributable to the group increased by +6.2% to Euros 128.5 million during the quarter.

At the end of the first quarter of 2015, net financial debt amounted to Euros 3,981.0 million and the net debt/EBITDA ratio rose to 3.7x compared to 3.0x reported in December 2014. The ratio falls to 3.3x when exchange rate effects are excluded.

Debt reduction remains a priority for Grifols, which focuses on cash generation  to meet this objective. At 31 March 2015, the company has Euros 800 million in cash and Euros 400 million of undrawn facilities.

Total consolidated assets at March 2015 were Euros 9,375.2 million, +11.0% compared to Euros 8,449.8 million in December 2014. In addition to the impact of exchange rate variances, the increase in assets is due primarily to the repurchase of industrial assets in the United States and Spain for Euros 277 million and the equity stake in Alkahest. These transactions have increased the leverage ratio.

Key financial figures for the first quarter of 2015:

In millions of euros except % and EPS	1Q 2015	1Q 2014	% Var
NET REVENUE (NR)	908.4	798.0	13.8%
GROSS PROFIT	49.7%	52.7%
R&D	50.9	37.9	34.4%
% NR	5.6%	4.7%
EBITDA	280.0	270.2	3.6%
% NR	30.8%	33.9%
EBIT	236.4	223.9	5.6%
% NR	26.0%	28.1%
GROUP NET PROFIT	128.5	121.0	6.2%
% NR	14.1%	15.2%
ADJUSTED(1) GROUP NET PROFIT	148.7	147.0	1.1%
% NR	16.4%	18.4%

CAPEX	68.3	45.7	49.4%
EARNINGS PER SHARE (EPS)	0.38	0.35	8.6%

	March		December
	2015		2014	% Var

TOTAL ASSETS	9,375.2		8,449.8	11.0%
TOTAL EQUITY	3,135.3		2,662.9	17.7%
CASH & CASH EQUIVALENTS	797.8		1,079.2	-26.1%
LEVERAGE RATIO	3.7 / 3.3 (cc)	(2)	3.0

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE BY DIVISION

•                  Bioscience division: 75% of revenue

The income of the Bioscience division rose by +13.3% compared to the first quarter of 2014 to reach Euros 681.0 million and was unchanged in comparable terms at constant currency (cc). Grifols continues to hold significant market positions for all major proteins. The focus on market growth, geographic expansion and delivering innovation remains on track. Sales of alpha-1 antitrypsin continued to be one of the growth drivers of the division during this quarter, reflecting the commercial effort in the United States and the expansion of the sales network in Canada, factors that are strengthening Grifols pulmonology line significantly.

The U.S. immunoglobulin (IVIG) market continues to be one of the most competitive as anticipated at the end of 2014. Grifols volume continued to expand while sales growth reflected the competitive dynamics in the U.S. market.

Sales of albumin decreased during the quarter as consequence of the renewal of import licenses in China, one of the largest markets for this protein.

Sales of factor VIII continue to show the dynamism recorded during the final quarter of 2014. Sales of the new, more concentrated presentation of factor VIII-von Willebrand factor (Alphanate® 2000 IU) have started, following authorization in the final quarter of 2014. This product offers significant benefits for patients with hemophilia A who need a higher than standard dose.

Grifols has maintained its strategy of pursuing balanced growth in sales of plasma-derived products to optimize both raw material costs and manufacturing capacity. It is also important to note the sales performance of other plasma proteins such as specific hyperimmune immunoglobulins for the treatment of infections such as rabies, tetanus and hepatitis B, or Rh incompatibility, basis of a broad and differentiated product portfolio.

Key milestones during the first quarter of 2015 include:

•                     Industrial activity has started at the new 10% IVIG purification plant in Los Angeles (California, United States), one of the most important and widely consumed plasma proteins sold by Grifols.

•                      FDA approval of the albumin purification plant located at the Clayton industrial complex, as an alternative producer of this plasma protein under the Albutein® brand, following adoption of the same production method used at the plants at Los Angeles and Parets del Vallés (Barcelona, Spain) as part of a strategy of implementing the most efficient production processes at every plant. This approval enables Grifols to increase the flexibility of its processes, as it can manufacture this product at any of its three plants, and also represents a step towards unifying the company’s current albumin brands.

•                     Manufacturing of the first batches of IVIG produced with plasma fractionated at the new Clayton plant has started, showing the company’s ongoing efforts to speed up the transition of the plasma fractionating process from the old plant to the new one.

•                      Obtaining a license from the Canadian health authorities to sell IVIG and alpha-1 antitrypsin produced at the new Clayton fractionation plant. Approval of these facilities is a further step towards the goal of making this the reference plasma processing plant for Canadian blood banks.

•                  Diagnostic division: 19% of revenue

Income has risen by +17.7% (+6.0% cc) to Euros 172.6 million, driven primarily by supplies of NAT Technology (Procleix® NAT Solutions) to the Japanese Red Cross and China to analyze blood donations in both countries in accordance with existing agreements.

The installation in Hungary of the first Erytra® autoanalyzer is also a major step in line with the geographic expansion of products and services. This is a next-generation instrument for blood transfusion typing and compatibility, which automates immunohematology diagnostics with gel techniques (DG-Gel® cards).

Grifols continues with the construction of its new plant at Emeryville (California, United States) to modernize the production of antigens for immunoassay reagents and to provide further impetus for its transfusion medicine line.

•                  Hospital division: 2.5% of revenue

The income of the Hospital division has fallen by -4.1% (-5.2% at cc) to Euros 23.3 million, compared to Euros 24.3 million for the same period of 2014, as a result of the slowdown in tenders for hospital logistics contracts in some countries in Latin America. However, sales in Spain, particularly of intravenous therapy and hospital logistics, are gradually recovering. The hospital logistics activity line has also recorded significant growth in the United States.

During the first quarter of 2015 the certification of compliance with the security standards of the U.S Department of Defense (DoD) and the Information Assurance Certification and Accreditation Process (DIACAP) for the PhocusRx system of non-invasive cameras were achieved. This system is used in many hospital pharmacies in the United States to validate and document the process of preparing intravenous mixtures and it will drive the division’s work in technologies for the administration and preparation of intravenous mixtures.

•                  Raw Materials and Others division: 3.5% of revenue

Grifols’ non-recurring sales, included under Raw Materials & Others, rose to Euros 31.5 million, representing 3.5% of turnover. These include, among others: third-party engineering projects performed by Grifols Engineering; all income from the manufacturing agreements with Kedrion; and royalties’ income from the Bioscience and Diagnostic divisions, including royalties acquired with the transfusion diagnostics unit, which will continue to decline in line with forecasts.

Revenue performance by division:

		% of Net		% of Net
In thousand of euros	1Q 2015	Revenues	1Q 2014	Revenues	% Var	% Var cc*

BIOSCIENCE	681,027	75.0%	600,958	75.3%	13.3%	0.0%
DIAGNOSTIC	172,561	19.0%	146,549	18.4%	17.7%	6.0%
HOSPITAL	23,259	2.5%	24,262	3.0%	(4.1)%	(5.2)%
RAW MATERIALS AND OTHERS	31,537	3.5%	26,229	3.3%	20.2%	5.1%
TOTAL	908,384	100.0%	797,998	100.0%	13.8%	1.1%

* Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE BY REGION

Over 90% of Grifols sales are generated in international markets, and the company has sustained its international commitment during the first quarter of 2015. Recurring sales (excluding Raw Materials & Others) rose by +13.6% (+1.0% cc) compared to the same period of 2014, totaling Euros 876.9 million.

Sales performance was positive in all regions in which the company operates, although it was strongest in the Rest of the World (R.O.W.). R.O.W. sales increased by +17.8% (+6.9% at cc) representing 15.3% of the group’s total revenue in line with the company’s strategic pillar of Global Expansion.

Consolidating the transfusion medicine’s product portfolio has played a key role in the performance of the Diagnostic division in regions with high potential for growth, such as the Asia-Pacific region, reinforcing the group’s geographic expansion in regions other than the United States and the European Union, both of which remain stable.

•                  Grifols continues to promote diagnosis of several diseases worldwide

The company has been very active in promoting the diagnosis and understanding of a range of diseases that can be treated with plasma proteins in countries where improved health systems translate in more widely available coverage. Among others, these include immunodeficiencies in Latin America and the Middle East.

During the first quarter of 2015 Grifols began a partnership to establish two centers to diagnose immunodeficiencies in Colombia with the aim of identifying those individuals suffering from a deficiency of immunoglobulins and who might therefore benefit from treatment.

There are also a number of initiatives in place to promote the diagnosis of Chronic inflammatory demyelinating polyneuropathy (CIDP) and alpha-1 antitrypsin deficiency (AATD) in North America and Europe.

•                  Grifols drives geographic expansion in APAC with direct commercial presence in India, Taiwan and Indonesia

In January 2015 Grifols established a subsidiary in India and Taiwan and a representation office in Indonesia to support its activity in these countries as part of its strategy of geographic expansion in the Middle East and Asia. The company also has direct commercial presence in Taiwan since the start of 2015. The office of Grifols India is located in Mumbai, with a team that focuses primarily on the commercial activities of the Diagnostic division. Following the latest openings Grifols now has a direct commercial presence in 28 countries.

Revenue performance by region:

		% of Net		% of Net
In thousand of euros	1Q 2015	Revenues	1Q 2014	Revenues	% Var	% Var cc*

US + CANADA	567,112	62.4%	484,804	60.7%	17.0%	0.2%
EU	170,997	18.8%	169,180	21.2%	1.1%	-0.7%
R.O.W.	138,738	15.3%	117,785	14.8%	17.8%	6.9%
SUBTOTAL	876,847	96.5%	771,769	96.7%	13.6%	1.0%
RAW MATERIALS AND OTHERS	31,537	3.5%	26,229	3.3%	20.2%	5.1%
TOTAL	908,384	100.0%	797,998	100.0%	13.8%	1.1%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: R&D, CAPEX AND ACQUISITIONS

•                  Research and Development

From January to March 2015, Grifols increased investment in R&D by +34.4%, to Euros 50.9 million, representing 5.6% of income. During the first quarter the company also invested Euros 8 million in R&D through its investees. Taking all R&D investments made, Grifols has allocated Euros 58.9 million to Research and Development activities in the first quarter of 2015. The company remains committed to its plans to speed up a range of research projects, including the AMBAR study (Alzheimer Management By Albumin Replacement).

•                  Capital Expenditure (CAPEX)

During the first three months of the year, Grifols has invested Euros 68.3 million in expanding and improving its manufacturing facilities. The investments are progressing mainly in line with the capital expenditure plan of Euros 600 million for the period 2014—2016. The company also continues to invest in its investee companies’ capex.

The majority of the resources during this quarter were allocated to the facilities in Ireland, the raw materials and plasma warehouse at the Clayton industrial complex, the acquisition of a new warehouse in Los Angeles and to the new alpha-1 antitrypsin purification, dosing and sterile filling plant at the Parets del Vallés industrial complex. The company has also invested in expanding, upgrading and relocating plasma donor centers.

•                  Acquisition of 47.58% of Alkahest

Grifols is currently the main shareholder of Alkahest after acquiring 47.58% of its capital for USD 37.5 million. Alkahest is a research company created in 2014 by a group of scientists at Stanford University (United States) who are pioneers in demonstrating that factors in plasma of young animals are able to restore mental capabilities in old animals.

Alkahest and Grifols are working together to develop new therapeutic applications of plasma proteins to treat the cognitive deterioration associated with age and other diseases of the central nervous system (CNS), including Alzheimer’s.

Following the operation, Grifols has two members on the Board of Directors of Alkahest and will work through a Scientific Joint Steering Committee to collaborate with Alkahest on research projects.

On 27th of April of 2015, the Comisión Nacional de los Mercados y la Competencia (CNMC, Spanish competition authority) communicated the opening of legal proceedings on grounds of not providing advance notice of the acquisition of the diagnostic business line to Novartis International AG. The transaction was approved by CNMC on the 25th of March 2015. The company understood at the time that no notification was required based on market information available and the exemptions provided by the applicable Law. The company understands that any potential penalties should not have a significant impact on its financial statements.

The financial information for the first quarter of 2015 attached in a separate document is part of the intermediate financial information provided by the company. All documents are available on the Grifols website www.grifols.com

About Grifols: 75 years of serving people’s health

Grifols is a global company that has been committed to serving people’s health since 1940. In 2015 the company celebrates 75 years of improving people’s health and well-being through the development of life-saving plasma medicines, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donation centers in the U.S., and is a leading producer of plasma-derived biological medicines. Within the field of in vitro diagnostics it is a world leader in transfusion medicine, and has a very strong position in immunology and hemostasis, enabling it to offer integrated solutions to clinical analysis laboratories, blood banks and transfusion centers.

Its sales in 2014 exceeded Euros 3,350 million, and it employs approximately 14,000 members of staff. Grifols allocates a share of its income to R&D, an investment that demonstrates the company’s commitment to scientific progress.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information, visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward looking statements”. The words and expressions like “believe”, “hope”, anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

1Q 2015 - Performance Summary

Operational and Financial Highlights - 1Q 2015 Net profit up by +6.2% to Euros 128.5 million Income grows by +13.8% (+1.1% cc*) to Euros 908.4 million, driven by sales of alpha-1 antitrypsin, one of the main plasma proteins (Bioscience division) and by NAT technology diagnostic solutions (Diagnostic division) The company consolidates its geographical expansion: sales in regions other than the United States and Canada and the European Union (Rest of the World – R.O.W.) up by +17.8% (+6.9% cc) EBITDA grows +3.6% reaching Euros 280 million EBITDA margin at 30.8% of income, despite the significant investment in R&D that increased by +34.4% to Euros 50.9 million. Additional R&D investments of Euros 8 million were made through investees during this quarter EBIT grows 5.6% to Euros 236.4 million 2

Operational and Financial Highlights - 1Q 2015 Net financial debt of Euros 3,981 million, a ratio of 3.7 times EBITDA (3.3x cc) including cash of Euros 800 million. Additionally, Euros 400 million of undrawn facilities are available Strengthened R&D portfolio with the acquisition of 47.58% of the capital of Alkahest * Constant currency (cc) excludes the impact of exchange rate movements 3

Key financial figures - 1Q 2015 4 In millions of euros except % and EPS 1Q 2015 1Q 2014 % Var NET REVENUE (NR) 908.4 798.0 13.8% GROSS PROFIT 49.7% 52.7% R&D 50.9 37.9 34.4% % NR 5.6% 4.7% EBITDA 280.0 270.2 3.6% % NR 30.8% 33.9% EBIT 236.4 223.9 5.6% % NR 26.0% 28.1% GROUP NET PROFIT 128.5 121.0 6.2% % NR 14.1% 15.2% ADJUSTED (1) GROUP NET PROFIT 148.7 147.0 1.1% % NR 16.4% 18.4% CAPEX 68.3 45.7 49.4% EARNINGS PER SHARE (EPS) 0.38 0.35 8.6% March December 2015 2014 TOTAL ASSETS 9,375.2 8,449.8 11.0% TOTAL EQUITY 3,135.3 2,662.9 17.7% CASH & CASH EQUIVALENTS 797.8 1,079.2 (26.1)% LEVERAGE RATIO 3,7 / 3,3 (cc) (2) 3.0 (2) Constant currency (cc) excludes the impact of exchange rate movements (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions % Var

Net revenue by division - 1Q 2015 5 In thousands of euros 1Q 2015 % of Net Revenues 1Q 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 681,027 75.0% 600,958 75.3% 13.3% 0.0% DIAGNOSTIC 172,561 19.0% 146,549 18.4% 17.7% 6.0% HOSPITAL 23,259 2.5% 24,262 3.0% (4.1%) (5.2%) RAW MATERIALS AND OTHERS 31,537 3.5% 26,229 3.3% 20.2% 5.1% TOTAL 908,384 100.0% 797,998 100.0% 13.8% 1.1% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 1Q 2015 6 In thousands of euros 1Q 2015 % of Net Revenues 1Q 2014 % of Net Revenues % Var % Var cc* US + CANADA 567,112 62.4% 484,804 60.7% 17.0% 0.2% EU 170,997 18.8% 169,180 21.2% 1.1% (0.7%) R.O.W. 138,738 15.3% 117,785 14.8% 17.8% 6.9% SUBTOTAL 876,847 96.5% 771,769 96.7% 13.6% 1.0% RAW MATERIALS AND OTHERS 31,537 3.5% 26,229 3.3% 20.2% 5.1% TOTAL 908,384 100.0% 797,998 100.0% 13.8% 1.1% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 1Q 2015 7 In thousands of euros 1Q 2015 1Q 2014 % Var NET REVENUE (NR) 908,384 797,998 13.8% COST OF SALES (457,282) (377,283) 21.2% GROSS PROFIT 451,102 420,715 7.2% % NR 49.7% 52.7% R&D (50,916) (37,895) 34.4% SG&A (163,825) (158,956) 3.1% OPERATING EXPENSES (214,741) (196,851) 9.1% OPERATING RESULT (EBIT) 236,361 223,864 5.6% % NR 26.0% 28.1% FINANCIAL RESULTS (74,246) (66,914) 11.0% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (315) (1,580) (80.1%) PROFIT BEFORE TAX 161,800 155,370 4.1% % NR 17.8% 19.5% INCOME TAX EXPENSE (33,978) (35,735) (4.9%) % OF PRE-TAX INCOME 21.0% 23.0% CONSOLIDATED PROFIT FOR THE YEAR 127,822 119,635 6.8% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (668) (1,338) (50.0%) GROUP PROFIT FOR THE PERIOD 128,490 120,973 6.2% % NR 14.1% 15.2%

Balance sheet (Assets) - 1Q 2015 8 March December 2015 2014 NON-CURRENT ASSETS 6,550,428 5,536,627 GOODWILL AND OTHER INTANGIBLE ASSETS 4,768,296 4,243,093 PROPERTY PLANT & EQUIPMENT 1,575,917 1,147,782 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 90,250 54,296 NON-CURRENT FINANCIAL ASSETS 33,930 9,011 OTHER NON-CURRENT ASSETS 82,035 82,445 CURRENT ASSETS 2,824,727 2,913,122 INVENTORIES 1,371,242 1,194,057 TRADE AND OTHER RECEIVABLES 623,945 615,748 OTHER CURRENT FINANCIAL ASSETS 690 502 OTHER CURRENT ASSETS 31,075 23,669 CASH AND CASH EQUIVALENTS 797,775 1,079,146 TOTAL ASSETS 9,375,155 8,449,749 In thousands of euros

Balance sheet (Equity & Liabilities) - 1Q 2015 9 March December 2015 2014 EQUITY 3,135,300 2,662,888 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,558,605 1,088,337 TREASURY STOCK (69,252) (69,252) INTERIM DIVIDENDS (85,944) (85,944) CURRENT YEAR EARNINGS 128,490 470,253 OTHER COMPREHENSIVE INCOME 568,862 224,397 NON-CONTROLLING INTERESTS 4,207 4,765 NON-CURRENT LIABILITIES 5,239,607 4,707,150 NON-CURRENT FINANCIAL LIABILITIES 4,622,148 4,154,630 OTHER NON-CURRENT LIABILITIES 617,459 552,520 CURRENT LIABILITIES 1,000,248 1,079,711 CURRENT FINANCIAL LIABILITIES 189,577 194,726 OTHER CURRENT LIABILITIES 810,671 884,985 TOTAL EQUITY AND LIABILITIES 9,375,155 8,449,749 In thousands of euros

Cash flow - 1Q 2015 10 In thousands of euros 1Q 2015 1Q 2014 GROUP PROFIT 128,490 120,973 DEPRECIATION AND AMORTIZATION 43,663 46,354 NET PROVISIONS (4,965) (196) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL (36,125) 21,035 CHANGES IN INVENTORIES (39,195) (11,339) CHANGES IN TRADE RECEIVABLES 48,767 (116,479) CHANGES IN TRADE PAYABLES (106,510) 64,519 CHANGE IN OPERATING WORKING CAPITAL (96,938) (63,299) NET CASH FLOW FROM OPERATING ACTIVITIES 34,125 124,867 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (58,040) (1,211,316) CAPEX (68,276) (45,708) R&D/OTHER INTANGIBLE ASSETS (9,036) (4,614) OTHER CASH INFLOW / (OUTFLOW) (266,667) (1,442) NET CASH FLOW FROM INVESTING ACTIVITIES (402,019) (1,263,080) FREE CASH FLOW (367,894) (1,138,213) ISSUE (REPAYMENT) OF DEBT (29,442) 1,281,365 OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (11,334) (167,124) NET CASH FLOW FROM FINANCING ACTIVITIES (40,776) 1,114,241 TOTAL CASH FLOW (408,670) (23,972) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,079,146 708,777 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 127,299 (208) CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 797,775 684,597

Share Performance - 1Q 2015 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2014 to March 31, 2015 Source: Infobolsa 11 Class B 11.1% Class A 20.7% IBEX-35 12.1%

12 The facts and figures contained in this report which do not refer to historical data are “projections and forward looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 7, 2015